REPORT UNDER
NATIONAL INSTRUMENT 51-102
REPORT OF VOTING RESULTS

To:	Canadian Securities Administrators
In accordance with section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual Meeting of Shareholders of Bank of Montreal (the “Bank”) held on March 3, 2009 and, as such votes were conducted by ballot, the number and percentage of votes cast for, against or withheld from each vote. Each of the matters set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Proxy Circular mailed to shareholders prior to the Annual Meeting.

1.	Election of Directors
A ballot was conducted to vote on the resolution to appoint the following 16 nominees as Directors of the Bank to serve until the next Annual Meeting of Shareholders of the Bank or until their successors are elected or appointed and the outcome was as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Robert M. Astley	244,814,871	90.1	27,027,839	9.9
David R. Beatty	243,892,883	89.7	27,949,880	10.3
Robert Chevrier	245,245,669	90.2	26,792,094	9.8
George A. Cope	242,606,036	89.2	29,431,516	10.8
William A. Downe	245,866,384	90.4	26,174,082	9.6
Ronald H. Farmer	245,396,689	90.3	26,449,571	9.7
David A. Galloway	244,500,202	89.9	27,344,546	10.1
Harold N. Kvisle	245,714,024	90.3	26,326,889	9.7
Bruce H. Mitchell	246,667,793	90.7	25,371,842	9.3
Philip S. Orsino	245,716,925	90.3	26,322,452	9.7
Martha C. Piper	244,543,352	90.0	27,297,912	10.0
J. Robert S. Prichard	237,390,690	87.3	34,453,445	12.7
Jeremy H. Reitman	246,309,849	90.5	25,729,589	9.5
Guylaine Saucier	246,122,488	90.5	25,916,319	9.5
Nancy C. Southern	237,469,386	87.3	34,567,455	12.7
Don M. Wilson III	246,311,716	90.5	25,727,661	9.5

2.	Appointment of Auditors
A ballot was conducted to vote on the resolution to appoint the firm of KPMG LLP as the auditors of the Bank for the 2009 fiscal year and the outcome was as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
270,286,205	99.4	1,715,039	0.6

3.	Amendment to the Bank’s Stock Option Plan
A ballot was conducted to vote on the resolution to amend the Bank’s Stock Option Plan as outlined in the Proxy Circular and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
224,416,335	84.1	42,301,898	15.9

4.	Amendment and Restatement of Special By-Law “A” — Remuneration of Directors
A ballot was conducted to vote on the resolution to amend and restate Special By-Law “A” — Remuneration of Directors as outlined in the Proxy Circular and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
255,464,145	93.9	16,563,941	6.1

5.	Shareholder Proposal No. 1
A ballot was conducted to vote on a shareholder proposal regarding an “advisory resolution ratifying the report of the Human Resources and Management Compensation Committee” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
143,114,418	53.7	123,567,986	46.3

6.	Shareholder Proposal No. 2
A ballot was conducted to vote on a shareholder proposal regarding a “shareholder advisory vote on senior executive compensation policy” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
143,767,996	53.9	122,938,099	46.1

7.	Shareholder Proposal No. 3
A ballot was conducted to vote on a shareholder proposal regarding the “presence of women on the Board of Directors” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
16,007,529	6.0	250,692,175	94.0

8.	Shareholder Proposal No. 4
A ballot was conducted to vote on a shareholder proposal regarding the “independence of members of the compensation committee and of external compensation advisors” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
36,462,300	13.7	230,235,622	86.3

9.	Shareholder Proposal No. 5
A ballot was conducted to vote on a shareholder proposal regarding the “limitation in the number of directorships” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
16,622,113	6.2	250,095,534	93.8

10.	Shareholder Proposal No. 6
A ballot was conducted to vote on a shareholder proposal regarding a “fundamental review of executive compensation” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
18,130,317	6.8	248,588,945	93.2

11.	Shareholder Proposal No. 7
A ballot was conducted to vote on a shareholder proposal regarding a “review with respect to short-selling” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
13,855,205	5.2	252,863,370	94.8

12.	Shareholder Proposal No. 8
A ballot was conducted to vote on a shareholder proposal regarding the “review of director recruitment policies” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
6,955,191	2.6	259,757,954	97.4

13.	Shareholder Proposal No. 9
A ballot was conducted to vote on a shareholder proposal regarding the “coordination of annual meetings” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
83,075,241	31.1	183,645,407	68.9

     Dated this 4th day of March, 2009.

Bank of Montreal
By:	/s/ Blair F. Morrison
Blair F. Morrison
Vice-President and Corporate Secretary